COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED

2006 JUL 10 P 4:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 5, 2006

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

06015042

Commerzbank AG (File No. 82-2523) (CIK 0000852933)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English version of a press release issued today in Frankfurt and posted on the Commerzbank head office website concerning the appointment of Mr. Michael Ruether to Commerzbank's board of managing directors. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

dlw 7/11

COMMERZBANK

Investor-Relations-newsflash

July 5, 2006

Michael Reuther joins Commerzbank' s management board

At its meeting today, Commerzbank's supervisory board appointed Michael Reuther (47) to the bank' s board of managing directors. The exact date upon which he will take up his duties has still to be fixed. Mr. Reuther, a treasury expert, comes from Deutsche Bank and will be responsible for Group Treasury at Commerzbank. He has worked for Deutsche Bank since 1987, where – after several years in New York and London – he has been active as head of European treasury operations in recent years, based in Frankfurt. He was also responsible for global funding activities.

Klaus M. Patig, who has been in charge of this area, among others, will be retiring from the board at the end of next January when he turns 63. Until that time, Mr. Patig will continue to bear responsibility for Group Treasury as well as for Human Resources and Legal Services.

Upon request, we can supply a curriculum vitae of Mr. Reuther.

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: ir@commerzbank.com
Internet: http://www.commerzbank.com